SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 18)

Under the Securities Exchange Act of 1934

A.T. CROSS COMPANY

(Name of Issuer)

Class A Common Stock, $1.00 Par Value

(Title of Class of Securities)

227478104

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(A fee is not being paid with this statement.)

CUSIP NO. 227478104

Page 1 of 6 Pages

SCHEDULE 13G

(Amendment No. 18)

1)	Name of Reporting Person.	Russell A. Boss

2)	Check the Appropriate box if a Member of a Group (See Instructions).

(a)	☐
(b)	☐

3)	SEC Use Only......................................

4)	Citizenship or Place of Organization. United States

Number of	(5)	Sole Voting Power: 175,711
Shares Bene-	(6)	Shared Voting Power: None
ficially
Owned By	(7)	Sole Dispositive Power: 175,711
Each Report-	(8)	Shared Dispositive Power: None
ing Person
With

9)	Aggregate Amount Beneficially Owned by Each Reporting Person. 175,711

10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). Excludes 19,931 shares held directly by reporting person’s spouse for which the reporting person disclaims beneficial ownership

11)      Percent of Class Represented by Amount in Row 9. 1.3% (based on 13,793,461 shares outstanding)

12)	Type of Reporting Person (See Instructions). IN

Item 1(a).	Name of Issuer.
A.T. Cross Company.

CUSIP NO. 227478104

Page 2 of 6 Pages

SCHEDULE 13G

(Amendment No. 18)

Item 1(b).	Address of Issuer's Principal Executive Offices.
One Albion Road, Lincoln, Rhode Island 02865.

Item 2(a).	Name of Person Filing.
Russell A. Boss.

Item 2(b).	Address of Principal Business Office.
One Albion Road, Lincoln, Rhode Island 02865.

Item 2(c).	Citizenship.
United States.

Item 2(d).	Title of Class of Securities.
Class A Common Stock, $1.00 Par Value.

Item 2(e).	CUSIP Number.
227478104

Item 3.

Not applicable.

CUSIP NO. 227478104

Page 3 of 6 Pages

SCHEDULE 13G

(Amendment No. 18)

Item 4.             Ownership.

(a)	Amount Beneficially Owned

104,950 shares held directly

70,639 shares held in an Individual Retirement Account

122 shares held in 401(k) Plan

Mr. Boss expressly disclaims beneficial ownership of 19,931 shares held by spouse

(b)       Percent of Class. The shares of Common Stock beneficially owned by Mr. Boss represent 1.3% (based on 13,793,461 shares outstanding).

(c)	Number of shares of Common Stock as to which Mr. Boss has:
(i)	sole power to vote or to direct the vote: 175,711

(ii)	shared power to vote or to direct the vote: None

(iii)	sole power to dispose or to direct the disposition of: 175,711

(iv)	shared power to dispose or to direct the disposition of: None

CUSIP NO. 227478104

Page 4 of 6 Pages

SCHEDULE 13G

(Amendment No. 18)

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

CUSIP NO. 227478104

Page 5 of 6 Pages

SCHEDULE 13G

(Amendment No. 18)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 10, 2009	/s/ Tina Benik
Tina Benik, Attorney-in-fact for
Russell A. Boss

CUSIP NO. 227478104

Page 6 of 6 Pages